K&L Gates LLP 925 Fourth Avenue Suite 2900 Seattle, WA 98104-1158 T 206.623.7580 www.klgates.com

July 14, 2010	Matthew S. Topham D 206.370.7659 F 206.623.7022 matthew.topham@klgates.com

Mr. Robert S. Littlepage, Jr.

Accountant Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	TrueBlue, Inc. Form 10-K for Fiscal Year Ended December 25, 2009 Filed February 16, 2010 Form 10-Q for Fiscal Year Ended March 26, 2010 File No. 1-14543

Dear Mr. Littlepage:

This letter will confirm our discussion yesterday regarding the response of our client, TrueBlue, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance set forth in your letter dated July 1, 2010 with respect to the above-referenced filings. As discussed, the Company will submit its response to the comments in the staff’s letter on or before Monday, July 26, 2010, and appreciates your accommodation of its request.

Per your request, this letter is being filed on EDGAR under submission type: CORRESP.

Please contact me if you have any questions regarding this matter.

Sincerely,

/s/ Matthew S. Topham
Matthew S. Topham